SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Anchiano Therapeutics Ltd.

(Translation of registrant’s name into English)

1/3 High-Tech Village, Givat Ram, P.O. Box 39264

Jerusalem, 9139102 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On June 18, 2019, Anchiano Therapeutics Ltd. (the Company) announced that it completed the process to voluntarily delist its ordinary shares from trading on the Tel Aviv Stock Exchange. The Company's American Depositary Shares, each representing five of its ordinary shares, continue to be traded on the Nasdaq Capital Market under the symbol “ANCN.”

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated June 18, 2019

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anchiano Therapeutics Ltd.

	By:	/s/ Dr. Frank G. Haluska
Dr. Frank G. Haluska
Chief Executive Officer

Dated June 18, 2019